Exhibit 99.1

58.com Reports First Quarter 2019 Unaudited Financial Results

BEIJING, May 28, 2019 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total revenues were RMB3,028.3 million (US$449.7 million1), a 22.5% increase from RMB2,471.2 million in the same quarter of 2018, exceeding the high end of the Company’s guidance of RMB2,960 million.

•	Total number of paying business users[2] was approximately 3.4 million in the first quarter of 2019, a 7.5% increase from the same quarter of 2018.

•	Gross margin was 90.2% compared with 89.6% in the same quarter of 2018.

•	Income from operations was RMB281.3 million (US$41.8 million), a 5.4% increase from RMB266.8 million in the same quarter of 2018.

•	Non-GAAP income from operations[3] was RMB465.1 million (US$69.1 million), a 13.0% increase from RMB411.6 million in the same quarter of 2018.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB698.2 million (US$103.7 million), a 299.9% increase from RMB174.6 million in the same quarter of 2018.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders[4] was RMB435.9 million (US$64.7 million), a 42.6% increase from RMB305.8 million in the same quarter of 2018.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB4.71 (US$0.70) and RMB4.65 (US$0.69), respectively, representing 296.5% and 298.2% increases from RMB1.19 and RMB1.17, respectively, in the same quarter of 2018. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[5] attributable to ordinary shareholders were RMB2.94 (US$0.44) and RMB2.90 (US$0.43), respectively, representing 23.0% and 23.3% increases from RMB2.08 and RMB2.05, respectively, in the same quarter of 2018.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi amounts into US$ amounts in this press release are made at RMB6.7335 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on March 31, 2019. The percentages stated in this press release are calculated based on the Renminbi amounts. On May 28, 2019, such exchange rate was RMB6.8973 to US$1.00.

2 Paying business users refer to users who are identified as business users with unique identity information such as business licenses or personal identification information and who used the Company’s subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number and the percentage calculation doesn’t include paying business users on Ganji, which the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP net income attributable to 58.com Inc. ordinary shareholders is defined as net income attributable to 58.com Inc. ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

5 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by weighted average number of basic and diluted ADSs.

Management Comments

“We began the year with solid operational and financial results,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Our revenues grew 22.5% during the quarter, exceeding the high end of our previously announced guidance. On a non-GAAP basis, operating income and net income grew 13.0% and 42.6% year over year, respectively, as user traffic to our apps in particular and user engagement continued to gain growth momentum.”

“We are not immune to China’s softening economy given our exposure to several key local services categories such as jobs, housing and auto. The market opportunity in China however remains massive and heavily underpenetrated given the nation’s large population and the enormous growth potential we continue to unlock in our platform by improving the user experience and applying innovative technology. Our core housing and jobs businesses lead the market, while newer businesses like Zhuan Zhuan and 58 Town are growing rapidly. We are confident in our online classifieds marketplace business model and will continue to invest in innovation and marketing to further strengthen our leadership position.”

First Quarter 2019 Financial Results

Revenues

Total revenues were RMB3,028.3 million (US$449.7 million), representing an increase of 22.5% from RMB2,471.2 million in the same quarter of 2018.

Membership revenues were RMB982.0 million (US$145.8 million), an increase of 5.7% from RMB928.9 million in the same quarter of 2018.

Online marketing services revenues were RMB1,940.9 million (US$288.2 million), an increase of 30.1% from RMB1,492.0 million in the same quarter of 2018.

The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB296.9 million (US$44.1 million), an increase of 15.1% from RMB257.9 million in the same quarter of 2018. The year-over-year increase was primarily driven by increases in the cost of services provided on Anjuke and ChinaHR platforms, traffic acquisition costs paid to 58.com’s advertising union partners as well as salaries and benefits primarily for information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB2,731.4 million (US$405.6 million), an increase of 29.0% from RMB2,213.2 million during the same quarter of 2018.

Gross margin was 90.2%, compared with 89.6% during the same quarter of 2018.

Operating Expenses

Operating expenses were RMB2,450.1 million (US$363.9 million), an increase of 25.9% from RMB1,946.4 million in the same quarter of 2018.

Sales and marketing expenses in the first quarter of 2019 were RMB1,793.0 million (US$266.3 million), an increase of 24.6% from RMB1,439.2 million in the same quarter in 2018.

Within sales and marketing expenses, advertising expenses in the first quarter of 2019 were RMB886.5 million (US$131.7 million), an increase of 30.0% from RMB682.0 million in the same quarter of 2018.

The increase was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile applications such as 58.com and Anjuke, which are part of the Company’s core business.

Non-advertising sales and marketing expenses in the first quarter of 2019 were RMB906.5 million (US$134.6 million), an increase of 19.7% from RMB757.2 million in the same quarter in 2018.

Non-advertising sales and marketing expenses include salaries and benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly related to an increase in field sales teams and customer service personnel commissions and salaries and marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses in the first quarter of 2019 were RMB495.0 million (US$73.5 million), an increase of 42.9% from RMB346.4 million in the same quarter of 2018. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the first quarter of 2019 were RMB162.2 million (US$24.1 million), which was generally stable compared with RMB160.8 million in the same quarter of 2018.

Income from Operations

Income from operations was RMB281.3 million (US$41.8 million) in the first quarter of 2019, an increase of 5.4% from RMB266.8 million in the same quarter of 2018.

Operating margin, defined as income from operations divided by total revenues, was 9.3% in the first quarter of 2019, compared with 10.8% in the same quarter of 2018.

Non-GAAP income from operations was RMB465.1 million (US$69.1 million) in the first quarter of 2019, an increase of 13.0% from RMB411.6 million in the same quarter of 2018.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 15.4% in the first quarter of 2019, compared with 16.6% in the same quarter of 2018.

Other Income/(expenses)

Net other income in the first quarter of 2019 was RMB554.3 million (US$82.3 million), compared with net other income of RMB8.8 million in the same quarter of 2018.

Net other income in the first quarter of 2019 was mainly attributable to a RMB509.0 million fair value gain as a result of an increase in the share price of 5I5J Holding Group Co., Ltd., a publicly traded company, in which the Company invested in the third quarter of 2018 and holds a minority stake, and income of RMB35.6 million from short-term commercial bank investment products the Company purchased with its surplus cash.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB698.2 million (US$103.7 million) in the first quarter of 2019, an increase of 299.9% from RMB174.6 million in the same quarter of 2018.

Net margin, defined as net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 23.1% in the first quarter of 2019, compared with 7.1% in the same quarter of 2018.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB435.9 million (US$64.7 million) in the first quarter of 2019, an increase of 42.6% from RMB305.8 million in the same quarter of 2018.

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 14.4% in the first quarter of 2019, compared with 12.4% in the same quarter of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first quarter of 2019 were RMB4.71 (US$0.70) and RMB4.65 (US$0.69), respectively, representing 296.5% and 298.2% increases from RMB1.19 and RMB1.17, respectively, in the same quarter of 2018.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first quarter of 2019 were RMB2.94 (US$0.44) and RMB2.90 (US$0.43), respectively, representing 23.0% and 23.3% increases from RMB2.08 and RMB2.05, respectively, in the same quarter of 2018.

Cash Flow

Net cash provided by operating activities was RMB564.9 million (US$83.9 million) in the first quarter of 2019, a decrease of 20.4% from RMB710.0 million in the same quarter of 2018.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB7,696.6 million (US$1,143.0 million).

Shares Outstanding

As of March 31, 2019, the Company had a total of 297,145,051 ordinary shares (including 251,912,931 Class A and 45,232,120 Class B ordinary shares) issued and outstanding.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2019 are expected to be between RMB4.0 billion and RMB4.1 billion. This represents a year-over-year increase of 17% to 20% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to 58.com Inc. ordinary shareholders, non-GAAP net margin and non-GAAP basic and diluted earnings per share and per ADS by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on May 29, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-6061
U.S. Toll Free:	+1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong	852-58081995
China Toll Free:	4001-206115
Passcode:	0146637

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, June 5, 2019. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10131884

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,387,478	2,556,108	379,611
Restricted cash-current	812,000	848,693	126,040
Short-term investments	4,587,610	4,291,790	637,379
Accounts receivable, net	917,443	934,117	138,727
Prepayments and other current assets	813,403	872,736	129,611
Total current assets	9,517,934	9,503,444	1,411,368
Non-current assets:
Property and equipment, net	1,329,752	1,315,038	195,298
Intangible assets, net	1,099,945	1,057,756	157,089
Right-of-use assets, net	-	286,345	42,525
Land use rights, net	3,610	3,591	533
Goodwill	15,874,220	15,897,711	2,360,988
Long-term investments	3,365,906	4,324,564	642,246
Long-term prepayments and other non-current assets	639,478	535,215	79,486
Total non-current assets	22,312,911	23,420,220	3,478,165
Total assets	31,830,845	32,923,664	4,889,533
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	812,794	723,851	107,500
Accounts payable	887,558	969,661	144,005
Deferred revenues	2,348,333	2,427,742	360,547
Customer advances	1,465,169	1,640,851	243,685
Taxes payable	250,231	161,073	23,921
Salary and welfare payable	642,445	519,057	77,086
Operating lease liabilities, current	-	124,267	18,455
Accrued expenses and other current liabilities	878,368	802,287	119,149
Total current liabilities	7,284,898	7,368,789	1,094,348
Non-current liabilities:
Deferred tax liabilities	283,112	323,679	48,070
Operating lease liabilities, non-current	-	148,250	22,017
Other non-current liabilities	1,675	1,675	249
Total non-current liabilities	284,787	473,604	70,336
Total liabilities	7,569,685	7,842,393	1,164,684
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,944,397	1,941,293	288,304
Total mezzanine equity	1,944,397	1,941,293	288,304
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 250,858,415 Class A and 45,586,164 Class B shares issued and outstanding as of December 31, 2018 and 251,912,931 Class A and 45,232,120 Class B shares issued and outstanding as of March 31,2019, respectively)	19	19	3
Additional paid-in capital	21,621,665	21,714,716	3,224,877
Retained earnings	439,514	1,171,364	173,961
Accumulated other comprehensive loss	(40,622)	(45,803)	(6,802)
Total 58.com Inc. shareholders’ equity	22,020,576	22,840,296	3,392,039
Noncontrolling interests	296,187	299,682	44,506
Total shareholders’ equity	22,316,763	23,139,978	3,436,545
Total liabilities, mezzanine equity and shareholders’ equity	31,830,845	32,923,664	4,889,533

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
Revenues:
Membership	928,886	1,122,208	982,028	145,842
Online marketing services	1,491,978	2,275,034	1,940,900	288,245
E-commerce services	7,895	25,954	28,023	4,162
Other revenues	42,414	186,115	77,302	11,480
Total revenues	2,471,173	3,609,311	3,028,253	449,729
Cost of revenues(1)	(257,946)	(457,691)	(296,851)	(44,086)
Gross profit	2,213,227	3,151,620	2,731,402	405,643
Operating expenses(1):
Sales and marketing expenses(2)	(1,439,222)	(1,719,902)	(1,792,950)	(266,273)
Research and development expenses	(346,396)	(493,524)	(494,977)	(73,510)
General and administrative expenses	(160,804)	(231,819)	(162,168)	(24,084)
Total operating expenses	(1,946,422)	(2,445,245)	(2,450,095)	(363,867)
Income from operations	266,805	706,375	281,307	41,776
Other income/(expenses):
Interest income, net	1,174	11,895	8,462	1,256
Investment income/(loss), net	41,085	(190,866)	544,570	80,875
Share of results of equity investees	(37,335)	(15,802)	(10,571)	(1,570)
Foreign currency exchange gain, net	902	701	2,949	438
Others, net	2,997	29,554	8,928	1,326
Income before tax	275,628	541,857	835,645	124,101
Income tax expenses	(70,108)	(93,439)	(106,109)	(15,758)
Net income	205,520	448,418	729,536	108,343
Net loss/(income) attributable to noncontrolling interests	821	(2,931)	2,314	344
Net income attributable to 58.com Inc.	206,341	445,487	731,850	108,687
Deemed dividend to mezzanine classified noncontrolling interests	(31,766)	(34,551)	(33,700)	(5,005)
Net income attributable to 58.com Inc. ordinary shareholders	174,575	410,936	698,150	103,682
Net earnings per ordinary share attributable to ordinary shareholders - basic	0.59	1.39	2.35	0.35
Net earnings per ordinary share attributable to ordinary shareholders - diluted	0.58	1.38	2.33	0.35
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	1.19	2.78	4.71	0.70
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	1.17	2.75	4.65	0.69
Weighted average number of ordinary shares used in computing basic earnings per share	294,163,060	295,558,994	296,690,552	296,690,552
Weighted average number of ordinary shares used in computing diluted earnings per share	298,920,086	298,705,512	300,250,567	300,250,567

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	1,103	2,041	1,833	272
Sales and marketing expenses	17,135	27,158	28,520	4,236
Research and development expenses	35,597	55,909	51,220	7,607
General and administrative expenses	40,749	52,695	51,732	7,683

(2)	Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,649	43,410	42,954	6,379
Research and development expenses	11,677	11,997	11,997	1,782

(3)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	682,019	796,505	886,470	131,651
Non-advertising sales and marketing expenses	757,203	923,397	906,480	134,622

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
GAAP income from operations	266,805	706,375	281,307	41,776
Share-based compensation expenses[6]	89,421	132,777	128,875	19,140
Amortization of intangible assets resulting from business acquisitions	55,326	55,407	54,951	8,161
Non-GAAP income from operations	411,552	894,559	465,133	69,077

GAAP net income attributable to 58.com Inc.	174,575	410,936	698,150	103,682
Share-based compensation expenses	89,421	132,777	128,875	19,140
Amortization of intangible assets resulting from business acquisitions	55,326	55,407	54,951	8,161
Change in fair value of long-term investments	-	206,700	(508,950)	(75,585)
Share-based compensation expenses included in share of results of equity investees	(16)	14	9	1
Income tax effects of GAAP to non-GAAP reconciling items[7]	(13,556)	(49,519)	62,878	9,338
Non-GAAP net income attributable to 58.com Inc.	305,750	756,315	435,913	64,737

GAAP operating margin	10.8%	19.6%	9.3%	9.3%
Share-based compensation expenses	3.6%	3.7%	4.3%	4.3%
Amortization of intangible assets resulting from business acquisitions	2.2%	1.5%	1.8%	1.8%
Non-GAAP operating margin	16.6%	24.8%	15.4%	15.4%

GAAP net margin	7.1%	11.4%	23.1%	23.1%
Share-based compensation expenses	3.6%	3.7%	4.3%	4.3%
Amortization of intangible assets resulting from business acquisitions	2.2%	1.5%	1.8%	1.8%
Change in fair value of long-term investments	-	5.7%	(16.8)%	(16.8)%
Share-based compensation expenses included in share of results of equity investees	(0.0)%	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(0.5)%	(1.3)%	2.0%	2.0%
Non-GAAP net margin	12.4%	21.0%	14.4%	14.4%
Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	294,163,060	295,558,994	296,690,552	296,690,552
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	298,920,086	298,705,512	300,250,567	300,250,567
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	147,081,530	147,779,497	148,345,276	148,345,276
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	149,460,043	149,352,756	150,125,284	150,125,284

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	1.04	2.56	1.47	0.22
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	1.02	2.53	1.45	0.22
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	2.08	5.12	2.94	0.44
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	2.05	5.06	2.90	0.43

6 From the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.2 million, RMB5.0 million and RMB4.4 million in the first and fourth quarter of 2018 and the first quarter of 2019, respectively, were excluded from the GAAP to non-GAAP reconciliation accordingly.

7 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax benefits/(expense) related to change in fair value of long-term investments. Other GAAP to non-GAAP reconciling items have no income tax effect.